UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CRISPR Therapeutics AG
(Name of Issuer)
Common Shares, CHF 0.03 nominal value per share
(Title of Class of Securities)
H17182 108
(CUSIP Number)
Matthew R. Gemello, Esq.
William L. Hughes, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA  94105
(415) 773-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. H17182 108

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bayer Global Investments B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,954,775

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,954,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,954,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. H17182 108

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayer AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,954,775

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,954,775

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,954,775

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D/A

Introduction

This Amendment No. 3 (this “Amendment No. 3”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission on October 28, 2016 (as amended and supplemented, the “Schedule 13D”) by Bayer Global Investments B.V. (the “Company”) and Bayer AG, the 100% owner, through subsidiaries, of the Company (the “Owner” and together with the Company, the “Reporting Persons”). This Amendment No. 3 relates to the sale by the Reporting Persons of 732,837 shares of common stock, having a nominal value of CHF 0.03 per share (the “Common Stock”), of CRISPR Therapeutics AG (the “Issuer”) which resulted in a decrease in the Reporting Persons’ beneficial ownership to 4.9% as of January 31, 2020. Capitalized terms not otherwise defined in this Amendment No. 3 shall have the same meaning assigned to them in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:
From January 21, 2020 to January 31, 2020, the Reporting Persons sold an aggregate of 732,837 shares of Common Stock of the Issuer in a series of open market transactions at various prices. Information regarding the sales is set forth in Item 5(c).
Item 5. Interest in Securities of the Issuer.
Paragraph (a) of Item 5 of the Schedule 13D is hereby amended by adding the following to the end thereof:
From January 21, 2020 to January 31, 2020, the Reporting Persons sold an aggregate of 732,837 shares of Common Stock of the Issuer in a series of open market transactions.  As of January 31, 2020, the Reporting Persons beneficially owned an aggregate of 2,954,775 shares of the Issuer’s Common Stock, or approximately 4.9% of the Issuer’s Common Stock outstanding.
Paragraph (b) of Item 5 of the Schedule 13D is hereby amended by adding the following to the end thereof:
As of January 31, 2020, the Reporting Persons shared voting and investment power over 2,954,775 shares of Common Stock of the Issuer.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following to the end thereof:
From January 21, 2020 to January 31, 2020, the Reporting Persons sold an aggregate of 732,837 shares of Common Stock of the Issuer in a series of open market transactions at various prices as follows:
Trade Date	Shares Sold	Weighted Average Price Per Share ($)
2020-01-21	102,412	58.30
2020-01-22	76,927	58.79
2020-01-23	76,615	57.09
2020-01-24	82,930	55.15
2020-01-27	82,100	53.80
2020-01-28	110,218	55.06
2020-01-29	42,000	55.05
2020-01-30	71,400	52.58
2020-01-31	88,235	51.91

  For the avoidance of doubt, the Reporting Persons did not sell any shares of Common Stock of the Issuer on January 20, 2020.
The following paragraph is hereby added to the end of Item 5 of the Schedule 13D:
(e) On January 31, 2020, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock outstanding.

Signature. After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Signatures

/s/ Patrick Lennaerts on behalf of Bayer Global Investments B.V.	2/4/2020
** Signature of Reporting Person	Date

/s/ Martina Völkel on behalf of Bayer AG	2/4/2020
** Signature of Reporting Person	Date

/s/ Martin Eisenhauer on behalf of Bayer AG	2/4/2020
** Signature of Reporting Person	Date